EXHIBIT 99.8

To:	Participants in the New Haven Savings Bank Profit Sharing Plan (“401(k) Plan”)

From:

Re:	NewAlliance Bancshares, Inc. Stock Offering—Using your 401(k) Plan Account to Purchase Stock in the Offering

This memo accompanies the enclosed prospectus supplement and the enclosed prospectus.

Set forth below are questions that participants in the 401(k) Plan may have regarding purchasing stock in the NewAlliance Bancshares, Inc. stock offering by using funds in the 401(k) Plan. If you have a question about subscribing for shares of NewAlliance Bancshares, Inc. common stock through the 401(k) Plan, refer to the prospectus supplement or call Ms. Barbara Bauer at (203) 789-2576. If you have questions specifically about the stock offering, you should see the “Summary” section of the Prospectus, which provides information about the stock offering, or you may call New Haven Savings Bank’s Stock Information Center toll-free at 1 (866) 926-6222.

How can I buy stock in the Offering?

You may subscribe for stock in the offering at a purchase price of $10.00 per share. The purchase priorities are listed in the prospectus and in the prospectus supplement. Depositors with accounts at New Haven Savings Bank at June 30, 2002, depositors at December 31, 2003 and our employees, officers and directors all have priority purchase rights over members of our community and the general public.

You may subscribe for shares in one or both of the following ways:

Within the 401(k) Plan

You may subscribe for stock, at the purchase price of $10.00 per share, by using funds in your 401(k) account. You can do this by making an election to transfer all or portion of your existing account balances to the employer stock fund, which was recently added to the 401(k) Plan. To subscribe, complete and return the enclosed Investment Election Form to Ms. Barbara Bauer at New Haven Savings Bank, 195 Church St., New Haven, CT, 06510, to be received no later than noon on             .

Outside the 401(k) Plan

In order to purchase shares outside the 401(k) Plan (in your name or through an individual retirement account or individual retirement annuity (IRA), you must complete and return a Stock Order Form, along with payment at a purchase price of $10.00 per share (by check or by authorizing withdrawal from your New Haven Savings Bank deposit account(s)). The Stock Order Form contains instructions for its completion and submission. Stock Orders Forms and payment must be received by 10 a.m. on             . Do not submit these to Barbara Bauer.

If you were a depositor of New Haven Savings Bank on June 30, 2002 or December 31, 2003, you have received by mail or will receive very soon, a package containing a prospectus, Stock Order Form and a return envelope. If you were not a depositor at one of those dates, you will not receive a package, however, if you would like to receive a Stock Order Form and return envelope, you may contact Barbara Bauer.

Will I receive a stock certificate for my 401(k) order?

No.    Your request to purchase shares through the 401(k) Plan will be deemed to be a request to purchase an interest in the employer stock fund of the 401(k) Plan. You will only be entitled to a distribution of your interest in the 401(k) Plan in accordance with the provisions of the 401(k) Plan.

Is there a tax-qualified way for me to buy stock in NewAlliance Bancshares other than through the 401(k) Plan?

If you have an IRA, you may purchase shares outside the 401(k) Plan, using your IRA. If your IRA is a certificate of deposit held at New Haven Savings Bank, you will first be required to transfer your IRA to a self-directed account (such as a brokerage account) maintained by an independent trustee in order to purchase shares. In any case, a Stock Order Form must be submitted. Call the Stock Information Center toll-free at 1 (866) 926-6222 promptly for assistance with IRA purchases!

If the offering is oversubscribed, how many shares will I receive?

If we receive orders for more stock than is available for sale in the offering, available shares will be allocated. Whether you place an order through the 401(k) Plan, outside of it, or both, the determination of how many shares, if any, that you will receive will be made in accordance with a formula that is based on your purchase priority and the allocation procedures described in the prospectus. For example: if oversubscription occurs in the first priority category (depositors at June 30, 2002), it will be the only category that will receive shares. No orders received from subscribers with lower purchase priorities will be filled in whole or in part. Their funds will be returned, with interest. If you were eligible to subscribe in the first category, as a depositor with an eligible deposit account balance at New Haven Savings Bank on June 30, 2002, the order(s) you placed outside the 401(k) Plan plus your 401(k) Plan order will be considered in the allocation calculation. If, as a result of the calculation, you are allocated insufficient shares to fill both your orders, available shares will first be allocated to your 401(k) Plan order. If there are sufficient shares to fill your 401(k) Plan order, the order placed outside the 401(k) Plan will be partially filled.

Once I submit my Investment Election Form, I cannot change my mind, correct?

Yes.    You are not required to submit an Investment Election Form, but, if you do submit an Election Form, it is irrevocable. The money that you requested be moved to the employer stock fund from your various other funds will not actually be moved until after the deadline for submitting Election Forms. Therefore, if you make fund transfers after submitting your Investment Election Form, keep in mind that you have irrevocably earmarked some monies in your account balances to be transferred to the employer stock fund.